Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Ault Disruptive Technologies Corporation on Form S-1 of our report dated June 29, 2021, except for Note 4 as it relates to the impact of the form of warrant agreement on the financial statements, as to which the date is July 23, 2021, which includes an explanatory paragraph as to the company’s ability to continue as a going concern with respect to our audit of the financial statements of Ault Disruptive Technologies Corporation as of March 31, 2021 and for period from February 22, 2021 (inception) through March 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

November 5, 2021